

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 29, 2024

Eddie Yongming Wu
Chief Executive Officer
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong S.A.R.
People's Republic of China

> **Re: Alibaba Group Holding Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2023**
> **File No. 001-36614**

Dear Eddie Yongming Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services